INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

September 13, 2019

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-232760)

Ladies and Gentlemen:

This letter summarizes the additional comment provided to me by Mr. Jeffrey Foor of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on September 12, 2019, in regards to comments provided on August 27, 2019 on the Registrant’s registration statement/proxy statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Equinox MutualHedge Futures Strategy Fund and KCM Macro Trends Fund (each, an “Acquired Fund”), each a series of Northern Lights Fund Trust, into AXS Managed Futures Strategy Fund and AXS Multi-Strategy Alternatives Fund (each, an “Acquiring Fund”), respectively, each a series of the Registrant. Responses to all of the comments are included below and, as appropriate, are reflected in Pre-Effective Amendment No. 1 to the Registrant’s Form N-14 registration statement (the “Amendment”), which will be filed separately.

1.	Please confirm in your written response letter whether the Acquiring Fund’s advisor has the right or ability to seek reimbursement of fees waived or payments made by the Acquired Fund’s advisor prior to the Reorganization. If so, please address the following in the response letter (a) how did the board conclude that it was appropriate to agree to permit this recoupment by the new adviser after the reorganization who did not previously waive those fees, and (b) how did the board make the conclusion that this was not an unfair burden under 15(f) of the 1940 Act, as part of its 15(f) analysis.

Response: The Registrant confirms that AXS, the new advisor for each Acquiring Fund, will not be permitted to recoup amounts from the Acquiring Funds that were previously waived or reimbursed by the prior advisor to the Acquired Funds.

The prior advisor to Equinox MutualHedge Futures Strategy Fund will not seek reimbursement of fees waived and/or payments made prior to the Reorganization. With respect to the KCM Macro Trends Fund, it does not have any waived fees and/or reimbursed expenses eligible for recoupment.

* * * * *

Please contact the undersigned at (626) 385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary

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